SECURITIES AND EXCHANGE COMMISSION
		      Washington, D.C. 20549


			Form 6-K


    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
       OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934


              For the month of August 13, 2004
                      Durango Corporation
          (f/k/a Grupo Industrial Durango, S.A. de C.V.)
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         (Translation of registrant's name into English)


Torre Corporativa Durango, Potasio 150, Cuidad Industrial,
                  Durango, Durango, Mexico
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           (Address of principal executive offices)




SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. CORPORACION DURANGO, S.A. DE C.V.



Date:  August 13, 2004		    By  /s/ Mayela Rincon de Velasco
Durango, Mexico				--------------------------------
       					Name:  Mayela Rincon de Velasco
   					Title: Chief Financial Officer




         CORPORACION DURANGO REACHES AGREEMENT WITH CREDITORS
            ON TERMS OF PROPOSED FINANCIAL RESTRUCTURING
           Plan Support Agreement entered into with Creditors
             holding unsecured debt in excess of amount
                     required to implement the plan



Durango, Dgo., Mexico, August 13, 2004 - Corporacion Durango, S.A. de C.V. (BMV : CODUSA) (the "Company" or "Corporacion Durango "), today announced that it had reached an agreement in principle under which substantially all of its unsecured bank lenders and members of the Ad Hoc Bondholders Committee have agreed to support the Company's proposed financial restructuring plan. The proposed financial restructuring, which is supported by creditors holding approximately 68% of the Company's unsecured debt, is subject to approval by the First Federal District Court in Durango,Mexico presiding over the Company's concurso mercantil proceeding (the "Mexican Court").
In a concurso mercantil proceeding, a debtor can confirm a financial restructuring plan with the support of the holders of a majority of its recognized debt and such plan, once confirmed,would be binding on all of its creditors.

Although the Mexican Court has not yet approved the Company's concurso mercantil application, the examiner appointed by the Federal Institute of Specialists in Concurso Mercantil has determined the Company meets the standards for such application and the Company anticipates that such approval will be issued in the coming weeks.
The Company's secured creditors and the non-financial creditors of the Company's operating subsidiaries, including their employees, vendors, suppliers and customers, will not be affected by the proposed financial restructuring.

Miguel Rincon, Chairman of Corporacion Durango, commented: "We are pleased to be able to disclose at this time the terms of our proposed financial restructuring plan. We believe that the terms of the proposed financial restructuring plan are fair and equitable to all of the creditors of Corporacion Durango as evidenced by the support of a substantial majority of our creditors. We expect that the proposed financial restructuring plan will result in a more adequate and competitive capital structure for Corporacion Durango and substantially enhance the financial flexibility of the Company and its operating subsidiaries." Under the proposed financial restructuring, the Company's unsecured creditors will receive new debt equal to 85% of the outstanding principal amount of the Company's unsecured debt. The Company's unsecured bank creditors would amend and restate their existing loans as Series A Loans in an aggregate principal amount of approximately $116.1 million.

The holders of the Company's other unsecured indebtedness, including the Company's 12 5/8% Senior Notes due 2003, 13 1/8% Senior Notes due 2006,13 1/2% Senior Notes due 2008 and 13 3/4% Senior Notes due 2009, would receive Series B Notes to be issued in an aggregate principal amount of approximately $433.8 million in exchange for their debt.
In addition, all such creditors would receive an aggregate of 17% of the Company's capital stock on a fully diluted basis.

The Series A Loans will bear interest at LIBOR plus 2.75% per annum, payable quarterly, and will mature on December 31, 2012. Principal under the Series A Loans will be amortized based on the following schedule: 5.0% in 2005; 12.0% in 2006; 12.0% in 2007; 12.0% in 2008;
12.0% in 2009; 13.0% in 2010; 20.0% in 2011; and 14.0% in 2012.
The Series A Loans may be prepaid at the option of the Company at any time on or after December 31, 2005, without premium or penalty.
The Series B Notes will bear interest at the rate of 7.50% per annum until December 31, 2005, 8.50% per annum from January 1, 2006 through December 31, 2006, and 9.50% per annum thereafter until maturity on December 31, 2012. Interest on the Series B Notes will be payable quarterly. The Series B Notes will be callable at the option of the Company on or after December 31, 2005, at a declining premium of 4% of face value.

The Series A Loans and Series B Notes will be guaranteed by certain of the Company's subsidiaries, and be secured ratably by the real estate and other fixed assets of the Company and certain of the Company's Mexican subsidiaries and the common shares of two of the Company's subsidiaries.

A more detailed summary of the terms and conditions of the Company's proposed financial restructuring is contained in the definitive term sheet filed by the Company today with the Securities and Exchange Commission on Form 6-K. The agreement with the Company's creditors is subject to termination upon the occurrence of certain events.

The Company intends to communicate further information in the coming weeks concerning the next steps in the concurso mercantil process. Individuals with questions are invited to contact Emilio
J.Alvarez-Farre of White & Case LLP, counsel to the Company, at
(305) 995-5219, e-mail: ealvarez@whitecase.com

Corporacion Durango is the largest producer of containerboard in Mexico through its Grupo Durango division, is the largest Mexican producer of newsprint through its Pipsamex division, is the largest manufacturer of corrugated containers in Mexico through its Empresas Titan division, is a leading independent paper and packaging producer in the U.S. through its McKinley Paper division, and is one of the largest manufacturers in Mexico of uncoated free-sheet and multi-wall sacks.

This press release is not an offer to sell or a solicitation of an offer to buy any securities of the Company. The Series A Loans, the Series B Notes and the shares of the Company's capital stock to be issued upon the consummation of the proposed financial restructuring have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements thereunder.


Special Note Regarding Forward-Looking Statements
This press release contains statements that are forward-looking within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are only predictions and are not guarantees of future performance. Investors are cautioned that any such forward-looking statements are and will be, as the case may be, subject to many risks,uncertainties and factors relating to the operations and business environments of Corporacion Durango and its subsidiaries that may cause the actual results of the companies to be materially different from any future results expressed or implied in such forward-looking statements.
Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, the following:the ability of Corporacion Durango and its subsidiaries to continue as going concerns; their ability to obtain and maintain normal terms with vendors and service providers; their ability to maintain contracts that are critical to their operations; their ability to fund and execute their business plan; their ability to attract, motivate and/or retain key executives and associates; and their ability to attract and retain customers. Additionally, other factors should be considered in connection with any Forward Looking Statements, including other risks and uncertainties set forth from time to time in Corporacion Durango's reports filed with the United States Securities and Exchange Commission. Although Corporacion Durango believes that the expectations and assumptions reflected in the forward-looking statements are reasonable based on information currently available to its management,Corporacion Durango cannot guarantee future results or events. Corporacion Durango expressly disclaims a duty to update any of the forward-looking statement.

                                  CONTACTS


Corporacion Durango, S.A.  de C.V.  		White & Case LLP
Mayela R.  Velasco 				Emilio J.  Alvarez-Farre
+52 (618) 829 1008 				(305) 995-5219
mrinconv@corpdgo.com.mx			        ealvarez@whitecase.com